METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

GENERAL

This management's discussion and analysis ("MD&A") for Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of November 11, 2026, should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2026, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements including International Accounting Standard 34 - Interim Financial Reporting. Readers are encouraged to consult the Company's audited annual consolidated financial statements for the year ended December 31, 2025, and the corresponding notes to the financial statements, and the related annual MD&A.

Additional information relevant to the Company is available for viewing on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

Glossary of terms:

  Au: gold; Ag: silver; Cu: copper; Zn: zinc; and Pb: lead.
  kt: kilotonnes; Mt: million tonnes; g/t: grams per tonne; dmt: dry metric tonnes; oz: ounces; koz: kilo ounces; Moz: million ounces; Mlbs: million pounds; ktpa: kilotonnes per annum; Mtpa: million tonnes per annum; and tpd: tonnes per day.
  C$: Canadian Dollar; A$: Australian Dollar.

See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details.

Management's Discussion and Analysis Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

COMPANY OVERVIEW

Metalla is a royalty and streaming company that is focused on acquiring and originating gold, silver, and copper metal purchase agreements, Net Smelter Return ("NSR") royalties, Gross Value Return ("GVR") royalties, Net Profit Interests ("NPI"), Gross Proceeds ("GPR") royalties, Gross Overriding Return ("GOR") royalties, Price Participation ("PP") royalties, Net Proceeds ("NP") royalties, and streams. The Company's issued and outstanding common shares (the "Common Shares") are listed on the TSX Venture Exchange under the symbol "MTA" and on the NYSE American under the symbol "MTA". The head office and principal address is 605 - 200 Burrard Street, Vancouver, British Columbia, Canada.

COMPANY HIGHLIGHTS

Key Company highlights during the three months ended September 30, 2026, and subsequent period include:

  Another strong quarter for the Company, generated revenue from royalty and stream interests of $4.9 million (the Company's second highest quarterly revenue), a 24% increase compared to revenue of $4.0 million for the three months ended September 30, 2025. Record quarterly net income of $1.6 million, a 147% increase compared to net income of $0.6 million for the three months ended September 30, 2025. Adjusted EBITDA was $3.6 million (the Company's second highest quarterly Adjusted EBITDA), a 25% increase compared to Adjusted EBITDA of $2.9 million for the three months ended September 30, 2025 (see Non-IFRS Financial Measures);
  Received or accrued payments on 1,134 attributable Gold Equivalent Ounces ("GEOs") for the three months ended September 30, 2026 (three months ended September 30, 2025 - 1,155) at an average realized price of $4,266 per attributable GEO (three months ended September 30, 2025 - $3,451) (see Non-IFRS Financial Measures);
  Received inaugural cash flows from Côté-Gosselin. The inaugural cash flows were derived from mining activities in the northeastern section of the Côté pit. Metalla expects cash flows to be periodic from partial coverage as the amount and timing will be impacted by sequencing at the mine. With receipt of inaugural cash flows and with mining activity occurring in the area covered by Metalla's royalty, the Company reclassified Côté-Gosselin as a producing asset during the period;
  Recognized inaugural cash flows from La Parrilla. On November 9, 2026, Silver Storm Mining Ltd. ("Silver Storm") reported delivery of a total of 1,570 dmt of lead-silver concentrate and 1,362 dmt of zinc concentrate in multiple shipments from July to September 30, 2026. With accrual of inaugural cash flows, the Company reclassified La Parrilla as a producing asset during the period; and
  On October 21, 2026, Hudbay Minerals Inc. ("Hudbay") announced the results of the Definitive Feasibility Study ("DFS") and the approval of construction of Copper World, with first production expected in the second half of 2029. The DFS outlines annual copper production of 102,000 tonnes over the first 10 years. The base case for the Copper World project contemplates a 15-year mine life utilizing Mineral Reserves and the extension case contemplates a 37-year mine life utilizing only Measured and Indicated Mineral Resources, with mining activities expanding onto federal lands in year 10, subject to obtaining federal permits, and average annual copper production of 117,000 tonnes from years 11 to 20.

Management's Discussion and Analysis Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Key operating and financial metrics for the Company include:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2026	2025	2026	2025
Revenue from royalty interests(1)	$4,940	$4,000	$13,228	$8,416
Net income (loss)	$1,553	$629	$2,887	$(1,838)
Earnings (loss) per share - basic and diluted	$0.02	$0.01	$0.03	$(0.02)
Adjusted EBITDA(2)	$3,631	$2,902	$9,344	$5,253
Total attributable GEOs(2)	1,134	1,155	2,967	2,623
Average realized price per attributable GEO(2)	$4,266	$3,451	$4,495	$3,257

(1) Includes fixed royalty payments.

(2) For the methodology used to calculate these measures see Non-IFRS Financial Measures.

OUTLOOK

In 2026, the Company expects to receive or accrue payments on approximately 4,000 attributable GEOs(1)(2), the midpoint of its production guidance (3,500 to 4,500 attributable GEOs). With 2,967 attributable GEOs received or accrued through the third quarter, representing 74% of the midpoint of guidance, the Company believes it remains on track to achieve its 2026 guidance.

The primary sources of royalty and stream cash flows for 2026 are expected to be Tocantinzinho, Wharf, Aranzazu,  and Endeavor.

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

(2) The pricing used to calculate the attributable GEOs includes Gold $4,500/oz, Silver $75/oz, and Copper $5/lb.

Management's Discussion and Analysis Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

PORTFOLIO OF ROYALTIES AND STREAMS

As at the date of this MD&A, the Company owned 98 royalties, streams, and other interests. Nine of the royalties and streams are in the production stage, thirty-seven are in the development stage, and the remainder are in the exploration stage.

Production and Sales from Royalties and Streams

The following table summarizes the attributable GEOs sold by the Company's royalty partners:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Attributable GEOs(1) during the period from:	2026	2025	2026	2025
Tocantinzinho	323	361	856	936
Wharf	204	273	663	678
Aranzazu	198	183	488	522
Endeavor	208	233	579	233
La Guitarra	32	33	107	92
La Encantada	32	30	86	73
Amalgamated Kirkland	59	-	65	-
La Parrilla	71	-	71	-
Côté-Gosselin	7	-	7	-
NLGM(2)	-	25	45	72
Other(3)	-	17	-	17
Total attributable GEOs(1)	1,134	1,155	2,967	2,623

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

(2) Adjusted for the Company's proportionate share of the New Luika Gold Mine ("NLGM") held by Silverback Ltd. ("Silverback"). The Company received its last contractually obligated revenue from NLGM in the second quarter of 2026 and the stream has expired as at the date of this MD&A.

Producing Assets

As at the date of this MD&A, the Company owned an interest in production from the following properties that are in the production stage:

Property	Operator	Location	Metal	Terms
Amalgamated Kirkland	Agnico Eagle Mines	Kirkland Lake, Ontario	Au, Ag	0.45% NSR
Aranzazu	Aura Minerals Inc.	Zacatecas, Mexico	Cu, Au,Ag, Mo	1.0% NSR
Côté and Gosselin	IAMGOLD	Gogama, Ontario	Au	1.5% NSR(3)
Endeavor	Polymetals Resources	NSW, Australia	Zn, Pb, Ag	4.0% NSR
La Encantada	First Majestic Silver	Coahuila, Mexico	Au	100% GVR(1)
La Guitarra	Sierra Madre Gold	Mexico State, Mexico	Ag	2.0% NSR(2)
La Parrilla	Silver Storm Mining	Durango, Mexico	Au, Ag, Pb, Zn	2.0% NSR
Tocantinzinho	G Mining	Pará, Brazil	Au	0.75% GVR
Wharf	Coeur Mining	South Dakota, USA	Au	1.0% GVR

(1) 100% gross value royalty on gold produced at the La Encantada mine limited to 1.0 koz annually.

(2) Subject to partial buy-back and/or exemption.

(3) NSR royalty covers substantially all of the Gosselin Mineral Resource estimate and ~7% of the Côté Mineral Reserves and Resources estimate in the northeastern portion of the Côté pit.

Below are updates during the three months ended September 30, 2026, and subsequent period to certain production stage assets, based on information publicly filed by the applicable project owner:

Management's Discussion and Analysis Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Tocantinzinho

On October 8, 2026, G Mining Ventures Corp. ("G Mining") announced preliminary gold production of 44,960 oz at Tocantinzinho in the third quarter of 2026, an increase of 22% compared to the second quarter. G Mining also reported year-to-date production of 113,651 oz gold, putting it on track to achieve the midpoint of full-year production guidance of 160-190 koz gold.

On September 16, 2026, G Mining reported exploration results from Tocantinzinho, where four holes (2,548 m) drilled up to 150 m below the current pit design returned broad intervals, including 78.1 m at 1.81 g/t gold (including 16.0 m at 4.34 g/t), 51.0 m at 1.31 g/t gold (including 7.8 m at 6.42 g/t), and 10.5 m at 4.62 g/t gold. G Mining stated that the results confirm continuity of mineralization at depth and provide potential for mineral resource conversion or additions, subject to further drilling, geological modelling and economic evaluation, and that approximately 14,500 m of the 25,000 m Tocantinzinho 2026 drilling program had been completed year-to-date.

Metalla accrued 323 GEOs from Tocantinzinho for the third quarter of 2026.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Wharf

On November 4, 2026, Coeur Mining, Inc. ("Coeur") reported third quarter gold production of 23,141 oz at Wharf (18,070 oz in the second quarter), with 23,008 oz sold, metal sales of $99.1 million and adjusted costs applicable to sales of $1,580 per ounce of gold. Gold production for the nine months ended September 30, 2026, was 50,983 oz. Coeur left its 2026 Wharf guidance unchanged at 72-90 koz of gold and costs applicable to sales of $1,400-1,600 per ounce, noted that crusher availability remained a constraint following the November 2025 fire, and stated that it expects to receive approximately $70 million of insurance cash proceeds in the fourth quarter following an October 2026 settlement. Coeur placed 895,120 t on the leach pad at 0.90 g/t in the quarter (1,412,212 t in the second quarter).

Metalla accrued 204 GEOs from Wharf for the third quarter of 2026.

Metalla holds a 1.0% GVR royalty on the gold produced at Wharf mine.

Côté-Gosselin

On November 5, 2026, IAMGOLD Corporation ("IAMGOLD") reported its third quarter 2026 results. Côté Gold produced 92,000 ounces of gold on a 100% basis (64,400 attributable ounces) in the quarter and 262,900 ounces (184,000 attributable ounces) year-to-date, with 2.9 million tonnes milled at a head grade of 1.10 g/t and recoveries of 90%; recoveries were lower than in prior quarters due to downtime on one of the plant's two Vertimills early in the quarter, and a third Vertimill is expected to be installed in early 2027. Mining totalled a quarterly record of 12.4 million tonnes, and in September the plant averaged 37,100 tonnes per day, above the 36,000 tpd nameplate. IAMGOLD stated that 2026 attributable production at Côté is expected to be at the lower end of the 270,000 to 310,000 ounce guidance range (390,000 to 440,000 ounces on a 100% basis), with production highest in the fourth quarter.

IAMGOLD stated that it plans to release an updated Côté mine plan and a Mineral Reserve estimate in the fourth quarter of 2026, to be included in a subsequent technical report, incorporating the consolidated Côté and Gosselin Mineral Resources; the updated plan is expected to demonstrate a significant expansion of Mineral Reserves and life of mine and outline near-term throughput increases to approximately 40,000 tpd, while a larger-scale plant expansion continues to be evaluated. The 2026 Gosselin exploration program of approximately 10,000 m to test the north and north-east extensions of the Gosselin zone had 1,300 m completed in the third quarter (5,700 m year-to-date), and approximately 4,500 m of the 20,000 m Côté infill program were completed in the quarter (14,900 m year-to-date), targeting the northeastern extension of the Côté deposit.

Metalla received inaugural cash flows from Côté-Gosselin during the third quarter of 2026 and accrued 7 GEOs from Côté-Gosselin for the third quarter of 2026. The inaugural cash flows were derived from mining activities in the northeastern part of the Côté pit. Metalla expects cash flows to be periodic from partial coverage as the amount and timing will be impacted by sequencing at the mine. With receipt of inaugural cash flows and with mining activity occurring in the area covered by Metalla's royalty, the Company reclassified Côté-Gosselin as a producing asset during the period.

Management's Discussion and Analysis Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Metalla holds a 1.5% NSR royalty that covers substantially all of the Gosselin Mineral Resource estimate and ~7% of the Côté Mineral Reserves and Resources estimate in the northeastern portion of the Côté pit.

Aranzazu

On October 9, 2026, Aura Minerals Inc. ("Aura") reported preliminary third quarter production from Aranzazu of 24,920 GEOs (as defined by Aura), an increase of approximately 39% over the second quarter and 16% over the third quarter of 2025 at current prices, comprising 7,075 oz of gold, 146,272 oz of silver, 10.2 million pounds of copper, and 41,000 pounds of molybdenum. Aura attributed the increase mainly to higher grades and metal prices. Sales were 23,250 GEOs (as defined by Aura), as the last shipment was still in transit to the refinery. Nine-month 2026 production was 58,497 GEOs (as defined by Aura), and Aura stated that it is on track to meet full-year guidance and expects a further increase in the fourth quarter.

Metalla accrued 198 GEOs from Aranzazu for the third quarter of 2026.

Metalla holds a 1.0% NSR royalty on Aranzazu.

Endeavor

On November 4, 2026, Polymetals Resources Ltd. ("Polymetals") reported Endeavor operating results for October 2026, with 40,790 t of ore processed at a silver head grade of 99.3 g/t, producing 91,905 oz of silver, 907 t of zinc and 648 t of lead. Development of the Upper Main Lode began on October 9, 2026, and Polymetals stated that November ore will be almost entirely from the higher-grade Upper Lodes. December quarter guidance was unchanged at 105,000-115,000 t of ore processed and more than 350,000 oz of silver, with first Upper Main Lode ore and an updated Ore Reserve expected in the December quarter.

On October 27, 2026, Polymetals reported silver production of 230,256 oz, zinc production of 1,714 tonnes, and lead production of 1,146 tonnes in the third quarter of 2026 from 68,334 tonnes of ore processed in the period, generating A$31 million in cash from sales. During the quarter, Polymetals stated that it commenced transitioning its underground mining workforce to contract labour through its existing contractor, with the objective of improving mining productivity, workforce availability and operating consistency. Polymetals further stated that it plans to seek a financing facility of approximately A$50 million to release the restricted rehabilitation bond cash and provide additional working capital flexibility, with the process starting in the December quarter and a target close in the first half of calendar 2027.

On September 7, 2026, Polymetals reported an updated Mineral Resource Estimate ("MRE") at the Endeavor mine. Endeavor's global in-situ total Mineral Resource (excluding tailings) increased to 20.7 Mt at 7.5% zinc, 4.2% lead, and 82 g/t silver, at a 5% lead and zinc cut-off comprised of a 5.9 Mt Measured Resource at 7.6% zinc, 4.6% lead, and 82 g/t silver, an 11.1 Mt Indicated Resource at 7.5% zinc, 4.3% lead, and 86 g/t silver, and a 3.7 Mt Inferred Resource at 7.4% zinc, 3.1% lead, and 70 g/t silver.

Metalla accrued 208 GEOs from Endeavor for the third quarter of 2026. Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

La Guitarra

On November 5, 2026, Sierra Madre Gold and Silver Ltd. ("Sierra Madre") announced the start of a 30,000 m drill program in the East District of the Guitarra complex, drilling from the permitted Tlacotal property, with the first 11 holes, targeting Magdalena and Los Locos, each planned to exceed 1,000 m in depth. Sierra Madre also stated that the La Guitarra mill averaged 751 tpd in October 2026, approximately 50% above the prior 500 tpd nameplate and within the 750-800 tpd Phase I range, and that third quarter financial results are expected in mid-November.

On September 28, 2026, Sierra Madre announced that the La Guitarra processing plant had reached throughput of up to 720 tpd. The foundation for the new, larger ball mill is complete, with commissioning expected in November 2026, and Sierra Madre stated that the Phase II target of 1,200-1,500 tpd is now expected more than eight months ahead of schedule.

Management's Discussion and Analysis Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Metalla accrued 32 GEOs from La Guitarra for the third quarter of 2026.

Metalla holds a 2.0% NSR royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million. The Company's NSR royalty covers 100% of the Guitarra complex, including the Guitarra, Coloso, and Nazareno mines.

La Encantada

On November 5, 2026, First Majestic Silver Corp. ("First Majestic") reported in its third quarter management's discussion and analysis production of 52 oz of gold from La Encantada in the third quarter of 2026 (35 oz in the second quarter; 30 oz in the third quarter of 2025) and 115 oz of gold for the nine months ended September 30, 2026 (105 oz in the comparable period of 2025).

Metalla accrued 32 GEOs from La Encantada for the third quarter of 2026.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 koz annually.

Amalgamated Kirkland ("AK")

On October 28, 2026, Agnico Eagle Mines Ltd. ("Agnico") reported in its third quarter 2026 results that trucking of ore from the AK deposit to the LZ5 processing facility at LaRonde for milling continued to ramp up during the quarter, and that the LZ5 mill processed 93,000 tonnes of ore from the AK deposit and produced approximately 10,500 ounces of gold (compared with 71,000 tonnes and approximately 7,800 ounces in the second quarter of 2026). Agnico also reported exploration drilling results from the Amalgamated Kirkland zone intercepts at Macassa (KLAK-591: 0.9 m estimated true width at 11.0 g/t gold and KLAK-646: 2.0 m at 4.0 g/t gold).

Metalla accrued 59 GEOs from AK for the third quarter of 2026. Metalla holds a 0.45% NSR royalty on Amalgamated Kirkland.

La Parrilla

On November 9, 2026, Silver Storm reported delivery of a total of 1,570 dmt of lead-silver concentrate and 1,362 dmt of zinc concentrate in multiple shipments from July to September 30, 2026. Silver Storm stated that they are now focused on the next major catalyst, the ramp-up of mining and production at La Parrilla towards a steady-state run-rate.

On August 31, 2026, Silver Storm announced the closing of the final tranche of its non-brokered private placement, bringing the offering to an aggregate of 42,000,000 units at C$0.50 per unit for total gross proceeds of C$21.0 million. Silver Storm stated that it intends to use the net proceeds to fund surface and underground drilling programs at the La Parrilla Silver Mine Complex and for general corporate and working capital purposes.

On July 27, 2026, Silver Storm reported that it had successfully produced an initial batch of concentrates using the La Parrilla sulphide processing circuit, then subsequently completed an initial shipment of 105 dmt of lead-silver concentrate and 70 dmt of zinc concentrate. Silver Storm plans to continue increasing sulphide circuit processing rates with a goal of ramping up toward the nameplate capacity of 1,250 tonnes per day.

Metalla accrued inaugural cash flows from La Parrilla during the third quarter of 2026, and reclassified La Parrilla as a producing asset during the period. Metalla accrued 71 GEOs for the third quarter of 2026 and holds a 2.0% NSR royalty on La Parrilla.

Management's Discussion and Analysis Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Development Stage Assets

As at the date of this MD&A, the Company owned a royalty or stream interest from the following properties that are in the development stage:

Property	Operator	Location	Metal	Terms
15-Mile	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
15-Mile (Plenty Deposit)	St. Barbara	Halifax, Nova Scotia	Au	3.0% NSR(1)
Akasaba West	Agnico Eagle Mines	Val d’Or, Quebec	Au, Cu	2.0% NSR(1)
Aureus East	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Big Springs	Sentinel Metals	Nevada, USA	Au	2.0% NSR(2)
Castle Mountain	Equinox Gold	California, USA	Au	5.0% NSR
Copper World Complex	Hudbay/Mitsubishi	USA	Cu-Mo-Ag-Au	0.315% NSR(3)
COSE	Patagonia Gold	Santa Cruz, Argentina	Au, Ag	1.5% NSR
Del Toro	Sierra Madre	Zacatecas, Mexico	Ag, Au	2.0% NSR
Dumont	Nion Nickel	Canada	Ni-Co	2.0% NSR(1)
El Realito	Agnico Eagle Mines	Sonora, Mexico	Au, Ag	2.0% NSR(1)
Esperanza	Zacatecas Silver	Morelos, Mexico	Ag	20% Ag Stream(5)
Fosterville	Agnico Eagle Mines	Victoria, Australia	Au	2.5% GVR
Garrison	STLLR Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Gurupi	G Mining	Maranhao, Brazil	Au	1.0%-2.0% NSR(6)
Hoyle Pond Extension	Discovery Mining	Timmins, Ontario	Au	2.0% NSR(1)
Joaquin	Unico Silver	Santa Cruz, Argentina	Au, Ag	2.0% NSR
Josemaria	Lundin Mining	Argentina	Cu-Au-Ag	0.08% NPI(3)(4)
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	3.5% NSR(7)
La Joya	Silver Dollar	Durango, Mexico	Ag, Cu, Au	2.0% NSR
Lama	Barrick Gold	San Juan, Argentina	Au	2.5% GPR(8)
Lama	Barrick Gold	San Juan, Argentina	Cu	0.25% NSR(9)
Lac Pelletier	Emperor Metals	Noranda, Quebec	Au	1.0% NSR
North AK	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
NuevaUnión	Newmont and Teck	Atacama, Chile	Au, Cu	2.0% NSR
Plomosas	GR Silver	Sinaloa, Mexico	Ag	2.0% NSR(1)
Saddle North	Newmont Corporation	Canada	Cu-Au-Ag	0.25% NSR(3)
San Luis	Highlander Silver	Peru	Au, Ag	1.0% NSR
San Martin	First Majestic Silver	Jalisco, Mexico	Ag, Au	2.0% NSR
Santa Gertrudis	Agnico Eagle Mines	Sonora, Mexico	Au	2.0% NSR(1)
Taca Taca	First Quantum	Argentina	Cu-Au-Mo	0.42% NSR(1)
Twin Metals	Antofagasta PLC	USA	Cu-Ni	2.4% NSR
Vizcachitas	Los Andes Copper	Chile	Cu-Mo	0.98%; 0.49% NSR(10)
Wasamac	Agnico Eagle Mines	Rouyn-Noranda, Quebec	Au	1.5% NSR(1)
West Timmins Extension	Pan American Silver	Timmins, Ontario	Au	1.5% NSR(1)
West Wall	Anglo/Glencore	Chile	Cu-Au-Mo	1.0% NPR
Zaruma	Pelorus Minerals	Ecuador	Au	1.5% NSR

(1) Subject to partial buy-back and/or exemption.

(2) Subject to fixed royalty payments.

(3) Subject to a right of first refusal to acquire an additional portion of the royalty.

(4) Subject to closing conditions.

(5) Subject to cap on payments.

(6) 1.0% NSR royalty on the first 500 koz, 2.0% NSR royalty on next 1Moz, and 1.0% NSR royalty thereafter.

(7) 2.5% NSR royalty capped at $4.5 million, 1.0% NSR royalty uncapped.

(8) 2.5% GPR royalty on first 5Moz gold, 3.75% GVR royalty thereafter.

(9) 0.25% NSR royalty on all metals except gold and silver, escalates to 3.0% based on cumulative returns from the royalty.

(10) 0.98% NSR royalty on open pit operations and 0.49% NSR royalty on underground operations.

Management's Discussion and Analysis Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended September 30, 2026, and subsequent period to certain development stage assets, based on information publicly filed by the applicable project owner:

Taca Taca

On October 28, 2026, First Quantum Minerals Ltd. ("First Quantum") reported its third quarter 2026 results and stated that approval of the Environmental and Social Impact Assessment ("ESIA") for Taca Taca is expected in 2026, following a public consultation scheduled for November 12, 2026. First Quantum stated that it is finalizing its application under Argentina's Incentive Regime for Large Investments ("RIGI"), which will be filed only after the ESIA approval, and the water-use concessions have been obtained.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Copper World

On October 21, 2026, Hudbay and Mitsubishi Corporation ("Mitsubishi") announced approval of the construction and final investment decision of the Copper World project following completion of the DFS and related pre-feasibility studies. Copper World is held in a joint venture owned 70% by Hudbay and 30% by Mitsubishi. Hudbay stated that construction is expected to take approximately 36 months, with first copper production expected in the second half of 2029, and that initial growth capital is $2.07 billion ($1.84 billion net of the Wheaton Precious Metals stream deposit). The base case is expected to produce approximately 102,000 t of copper per year in years one to ten and is located on private land for which state and local permits are in place, while the extension case, which extends the mine life to approximately 37 years, would move onto unpatented claims and federal land from approximately year ten and requires federal permits. Hudbay filed a technical report for the DFS prepared in accordance with National Instrument 43-101 ("NI 43-101") on SEDAR+ on October 21, 2026.

Metalla holds a 0.315% NSR royalty on Copper World with the right of first refusal to acquire an additional 0.360% of the NSR royalty.

Joaquin

On October 29, 2026, Unico Silver Ltd. ("Unico") lodged its quarterly activities report for the quarter ended September 30, 2026, confirming that the maiden integrated pre-feasibility study for Joaquin and Cerro León is now planned for January 2027 and that an updated Joaquin MRE is being prepared. Unico targets a definitive feasibility study by the end of 2027 and RIGI inclusion in the second half of 2027, plans approximately 20,000 m of drilling for the 2026-27 field season, and reported cash of A$100.3 million with no debt.

On September 23, 2026, Unico announced firm commitments for an institutional placement to raise A$60 million at A$0.76 per share, with proceeds intended to fund Joaquin through the updated MRE and the maiden pre-feasibility study, long-lead items for a definitive feasibility study, and a 20,000 m regional exploration program. Unico also announced an option to purchase 100% of the Cerro La Mata project, approximately 17,287 ha adjoining the eastern boundary of Joaquin, for staged payments totaling $1.1 million over four years, with the vendor retaining a 1% NSR royalty. On August 18, 2026, Unico stated that the updated timing of the pre-feasibility study allows it to incorporate an updated Mineral Resource estimate capturing infill and extensional drilling completed since the March 2026 estimate, together with expanded metallurgical test work.

Metalla holds a 2.0% NSR royalty on Joaquin.

Gurupi

On September 16, 2026, G Mining reported results from its 2026 exploration program at Gurupi, which it stated extended high-grade mineralization at the Blanket and Mandiocal deposits beyond the 2025 MRE and confirm a new near-surface gold discovery at Grodiocal. Since drilling resumed in November 2025, 32,610 m in 186 holes have been completed across Blanket, Mandiocal and Grodiocal, with approximately 33,600 m of the accelerated 65,000 m 2026 program completed year-to-date. The 2025 MRE (effective February 3, 2025) comprised Indicated Resources of 43.5 Mt grading 1.31 g/t gold containing 1.8 Moz, and Inferred Resources of 18.5 Mt grading 1.29 g/t gold containing 0.8 Moz, distributed across the Blanket, Contact, Chega Tudo and Mandiocal deposits.

Management's Discussion and Analysis Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

At Blanket, 19 diamond holes (6,323 m) were drilled, with assays received for seven holes and pending for twelve. G Mining reported that drilling intersected mineralization approximately 250 m beyond the 2025 MRE, supporting down-plunge continuity, with the deposit remaining open for follow-up drilling and the mineralized zones only partially tested. G Mining noted that multiple folding events have enhanced thickness and grade at Blanket.

At Mandiocal, 24 diamond holes (6,787 m) were drilled, with assays received for thirteen holes and pending for eleven. Drilling extended mineralization up to 125 m below the 2025 MRE pit shell, with increased thickness at depth, supporting southeast down-plunge continuity; mineralization remains open beyond the limits of the current resource model.

At Grodiocal, a new discovery northwest of Mandiocal along the Chega Tudo trend with no prior drilling, a maiden program of 17,667 m in 127 holes (22 diamond and 105 reverse-circulation) identified multiple near-surface mineralized zones hosted in deformed sedimentary rocks of the Chega Tudo Formation, within a corridor approximately 5 km along strike and up to 1 km wide. G Mining identified Grodiocal as a priority target for follow-up drilling.

G Mining stated that the results will be evaluated for inclusion in an updated MRE for Gurupi, expected to be complete before year-end 2026, which will form the basis of a Preliminary Economic Assessment targeted for completion by the end of 2026. G Mining cautioned that reported intervals are drill intercepts that may not represent true widths except where noted, and that mineralization outside the current MRE is conceptual in nature. Collar coordinates and the full significant-intercept tables for all three deposits are set out in the release.

Metalla holds a 1.0% NSR royalty on the first 500 koz of production, 2.0% NSR royalty on the next 1 Moz, and 1.0% NSR royalty thereafter on Gurupi.

Castle Mountain

On November 9, 2026, Equinox Gold Corp. ("Equinox") reported in its third quarter MD&A that it is focused on advancing the engineering and optimization studies for the Castle Mountain expansion and expects to issue an updated feasibility study in 2027. Equinox also reported that the permitting process under FAST-41 was progressing and the current permitting schedule anticipates issuance of the Environmental Impact Statement (EIS) and Record of Decision (ROD) in Q2 2027. Equinox reiterated that an investment decision is expected in 2027 and is subject to a positive federal permitting decision, receipt of the required county and state permits, and approval from their board of directors.

Metalla holds a 5.0% NSR royalty on the South Domes area of Castle Mountain.

15-Mile

On October 27, 2026, St Barbara Limited ("St Barbara") reported that permitting continued to advance for the 15-Mile Processing Hub as the Initial Project Description ("IPD") was accepted by the Impact Assessment Agency of Canada ("IAAC") and St Barbara responded on time to the Summary of Issues issued by the IAAC. St Barbara stated that a Section 16 determination on whether a federal impact assessment is required is now awaited.  St Barbara also confirmed the commencement of the Feasibility Study on the 15-Mile Processing Hub, with the study expected to be completed in the third quarter of St Barbara's 2027 fiscal year, to support an anticipated investment decision at the end of their 2027 fiscal year, provided permitting proceeds in line with the anticipated timeline. St Barbara stated that studies to enable finalization of the Environmental Assessment submission planned for the same quarter are on track.

Metalla holds a 1.0% NSR royalty on the 15-Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Fosterville

On October 28, 2026, Agnico reported third quarter 2026 results, with Fosterville producing 40,090 oz of payable gold, which Agnico described as above plan, citing the reconciliation of Robbins Hill grades and higher recovery. Fosterville milled 225 kt at 5.82 g/t gold in the quarter at a total cash cost of $1,189 per ounce. Agnico also reported record monthly development of 1,154 m in August, a planned mill upgrade to 3,300 tpd from 2028, and a five-day shutdown planned for the fourth quarter.

Management's Discussion and Analysis Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas within the land package. The Phoenix/Swan mineralization is on strike with Metalla's royalty ground to the south, making continued extension of the Swan zone south of current mineral reserves particularly relevant to Metalla.

Wasamac

On October 28, 2026, Agnico reported that it envisions an underground satellite operation with a planned mining rate of approximately 3,200 tpd at Wasamac. Ore is expected to be transported to the Canadian Malartic mill for processing, with average annual gold production expected to be approximately 90,000 ounces with the potential for initial production as early as 2033. In the third quarter of 2026, Agnico continued to advance studies to complete the Environmental and Social Impact Assessment, alongside engagement with stakeholders. Agnico also stated that the rock mass movement that occurred at the Barnat open pit at Canadian Malartic on July 1, 2026, will not affect the Canadian Malartic satellite plan.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buyback of 0.5% for C$7.5 million.

Garrison

On August 10, 2026, STLLR Gold Inc. ("STLLR") reported final assay results at the Jonpol deposit, situated in the Garrison property at the eastern end of the Tower Gold project. STLLR stated that it plans to complete approximately 15,000 m of drilling during the remainder of 2026, targeting the Jonpol, 903, and Garrcon deposits at Tower's Garrison property. The drill program is focused on converting estimated Inferred Mineral Resources to higher confidence categories and expanding the higher-grade gold mineralization for potential incorporation into an updated Tower MRE.

On August 4, 2026, STLLR announced additional assay results from its 2026 drilling program at the Jonpol deposit, situated in the Garrison property at the eastern end of the Tower Gold project. STLLR announced that it has completed 8,536 m of drilling at Jonpol for its first-half 2026 drill program. STLLR stated that the additional assays continued to intersect near-surface, high-grade mineralization in targeted areas along the western strike extension. Notably, these results yielded grades exceeding the current average open-pit grades at Jonpol in the Tower MRE, suggesting the potential to expand the mineral resources.

Metalla holds a 2.0% NSR royalty on Garrison.

Big Springs (and Golden Dome)

On October 29, 2026, Sentinel Metals Ltd. ("Sentinel") lodged its quarterly activities report for the quarter ended September 30, 2026, restating the Big Springs Mineral Resource estimate of 1.01 Moz and stating that the Mine Plan of Operations is permitted and that a review is under way.

On August 26, 2026, Sentinel announced the completion of the acquisition of the Big Springs gold project following receipt of shareholder approval on August 20, 2026. Sentinel believes the project offers substantial exploration and development upside, with previous work identifying multiple high-grade ore shoots that remain open at depth and are largely untested by modern drilling. Sentinel stated that the initial focus will be on finalizing plans for an initial 10,000m drilling campaign targeting high-grade shoot extensions at the permitted North Sammy target. Sentinel is also reviewing the potential to expand the Big Springs project's existing mine plan to facilitate drilling of district-scale targets. The Big Springs gold project includes areas partially covered by Metalla's NSR royalties on Big Springs and Golden Dome.

Metalla holds a 2.0% NSR royalty on Big Springs and a 2.0% NSR royalty on Golden Dome (each subject to annual advance royalty payments).

Management's Discussion and Analysis Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

San Martin

On November 5, 2026, First Majestic stated in its third quarter management's discussion and analysis that the sale of Minera El Pilon, S.A. de C.V., the owner of the San Martin silver mine, to Flextronics Supply and Service, S. de R.L. de C.V. ("Flextronics") under the definitive agreement dated July 6, 2026 for up to $90 million had not closed. First Majestic stated that closing remains subject to Mexican antitrust approval and to the purchaser's delivery of promissory notes and security, and that the San Martin assets were not classified as held for sale at September 30, 2026.

On July 7, 2026, First Majestic announced the sale of Minera El Pilon, S.A. de C.V. and the Jalisco Group of concessions to Flextronics for $90 million, comprising $2.5 million at closing, $2.5 million within 180 days of closing, $10 million on each of the first five anniversaries of closing and a final $35 million due August 31, 2032, with closing expected in the fourth quarter of 2026 subject to customary conditions and Mexican antitrust approval.

Metalla holds a 2.0% NSR royalty on San Martin.

NuevaUnión

On October 29, 2026, Teck Resources Limited released its third quarter 2026 results, identifying NuevaUnión among its medium and long-term copper growth options, and stated that its merger with Anglo American plc remains on track to close within 12 to 18 months of announcement.

Metalla holds a 2.0% NSR royalty on NuevaUnión.

Esperanza

On August 28, 2026, Zacatecas Silver Corp. disclosed that a Preliminary Economic Assessment has commenced for the Esperanza Gold Project. The study follows the updated Mineral Resource estimate announced on June 22, 2026, comprising Measured and Indicated Mineral Resources of 45.4 Mt at 0.79 g/t gold equivalent for 1.15 Moz of gold equivalent and Inferred Mineral Resources of 11.2 Mt at 0.57 g/t gold equivalent for 208 koz of gold equivalent.

Metalla holds a 20% silver stream on Esperanza subject to ongoing payments of 20% of the silver spot price.

Dumont

On September 16, 2026, Dumont Nickel (Nion Nickel Inc.) stated, following the Canadian Investment Summit held in Toronto on September 14-15, 2026, that the principal technical work on the Dumont project has been completed, that the project is construction-ready with an Impact and Benefit Agreement in place with the Abitibiwinni First Nation, and that it is actively advancing efforts to mobilize the capital and partnerships required to reach a final investment decision. Earlier, on August 5, 2026, Dumont Nickel announced that the Government of Quebec had extended the validity of Decree 526-2015, which authorizes the open-pit mine and processing plant at Launay, through 2031.

Metalla holds a 2.0% NSR royalty on Dumont, subject to a buyback of 1.0% for C$1.0 million.

Plomosas

On September 8, 2026, GR Silver Mining Ltd. ("GR Silver") reported drill results from the San Marcial SE Area at Plomosas, including 16.1 m at 162 g/t silver from 375.05 m in hole SMS26-12 (including 0.70 m at 1,344 g/t silver) and 11.7 m at 147 g/t silver from 275.55 m in hole SMS26-14. GR Silver stated that the results confirm the extension of mineralization beyond the boundary of the 2023 NI 43-101 Mineral Resource estimate by at least 300 m to the southeast along strike and 75 m down dip, taking the total breccia strike length to approximately one km, with mineralization remaining open at depth. The 20,000 m step-out program has completed 6,292 m in 21 holes to date, and GR Silver has guided to an updated Mineral Resource estimate for San Marcial in the first half of 2027.

Metalla holds a 2.0% NSR royalty on Plomosas, subject to a buyback of 1.0% for $1.0 million.

Management's Discussion and Analysis Page 13

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Exploration Stage Assets

As at the date of this MD&A, the Company owned a royalty interest in a portfolio of properties that are in the exploration stage, including:

Property	Operator	Location	Metal	Terms
Anglo/Zeke	Nevada Gold Mines	Nevada, USA	Au	0.5% GOR
Bancroft	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Beaudoin	Explor Resources	Timmins, Ontario	Au, Ag	0.4% NSR
Big Island	Evolve Royalties	Flin Flon, Manitoba	Au	2.0% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Biricu	Minaurum Silver	Guerrero, Mexico	Au, Ag	2.0% NSR
Black Ridge (Carlin East)	Ridgeline Minerals	Nevada, USA	Au	0.5% NSR(3)
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Caldera	Not Applicable	Nevada, USA	Au	1.0% NSR
Camflo Mine	Agnico Eagle Mines	Val d’Or, Quebec	Au	1.0% NSR
Capricho	Solaris/Copper Standard	Peru	Au, Ag	1.0% NSR
Colbert/Anglo	Discovery Mining	Timmins, Ontario	Au	2.0% NSR
Copper King	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
DeSantis Mine	Loyalist Exploration	Timmins, Ontario	Au	1.5% NSR
Detour DNA	Agnico Eagle Mines	Cochrane, Ontario	Au	2.0% NSR
Dundonald	Class 1 Nickel	Canada	Ni	1.25% NSR
Edwards Mine	Alamos Gold	Wawa, Ontario	Au	1.25% NSR
Elephant Head	South Kirkland Gold	Canada	Au	1.0% NSR(2)
Fenn-Gib South	Mayfair Gold	Timmins, Ontario	Au	1.4% NSR
Fortuity 89	Not Applicable	Nevada, USA	Au	2.0% NSR
Golden Brew	Highway 50 Gold	Nevada, USA	Au	0.5% NSR
Golden Dome	Sentinel Metals	Nevada, USA	Au	2.0% NSR(3)
Goodfish Kirana	Kirkland Lake Discov.	Kirkland Lake, Ontario	Au	1.0% NSR
Green Springs	Orla Mining	Nevada, USA	Au	2.0% NSR
Homathko	Transition Metals Corp.	Canada	Au	1.0% NSR
Janice Lake	Geiger Energy	Canada	Cu-Ag	1.0% NSR(2)
Jersey Valley	Not Applicable	Nevada, USA	Au	2.0% NSR
Kings Canyon	Infield Minerals	Utah, USA	Au	2.0% NSR
Kirkland-Hudson	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	2.0% NSR
La Luz	First Majestic	San Luis Potosi, Mexico	Ag	2.0% NSR
Los Patos	Private	Venezuela	Au	1.5% NSR
Los Tambos	Copper Standard	Peru	Au	1.0% NSR
Maude Lake	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Mirado Mine	Kirkland Lake Discov.	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Montclerg	GFG Resources	Timmins, Ontario	Au	1.0% NSR
Northshore West	Newpath Resources	Thunderbay, Ontario	Au	2.0% NSR
Nub East	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
NWT	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(4)
Pelangio Poirier	Pelangio Exploration	Timmins, Ontario	Au	1.0% NSR
Pine Valley	Nevada Gold Mines	Nevada, USA	Au	3.0% NSR
Pinnacle	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Pucarana	Buenaventura	Peru	Au	1.8% NSR(1)
Red Hill	Longview Gold	Nevada, USA	Au	1.5% GOR
Ronda	PTX Metals	Shining Tree, Ontario	Au	2.0% NSR(2)
Saturday Night	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Sirola Grenfell	Record Resources	Kirkland Lake, Ontario	Au	0.25% NSR
Solomon’s Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Tower Mountain	Thunder Gold Corp.	Thunder Bay, Ontario	Au	2.0% NSR
TVZ Zone	Discovery Mining	Timmins, Ontario	Au	2.0% NSR
West Matachewan	Laurion/Canadian Gold	Canada	Au	1.0% NSR(2)
Wollaston	Transition Metals Corp.	Canada	Cu-Ag	1.0% NSR

(1) Option to acquire the underlying and/or additional royalty.

(2) Subject to partial buy-back and/or exemption.

(3) Subject to fixed royalty payments.

(4) Subject to closing conditions.

Management's Discussion and Analysis Page 14

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended September 30, 2026, and subsequent period for certain exploration stage assets, based on information publicly filed by the applicable project owner:

Fenn-Gib South

On November 2, 2026, Mayfair Gold Corp. ("Mayfair") announced that the Fenn-Gib gold project has been selected as a designated project under the Government of Ontario's new "One Project, One Process" ("1P1P") framework. The designation is expected to streamline permitting and provide more predictable timelines. Mayfair expects the designation to accelerate progress toward a construction decision and, ultimately, production and free cash flow. Through the 1P1P framework, Mayfair expects to secure permits required to make a construction decision as early as 2028.

On October 1, 2026, Mayfair announced that it has entered into a subscription agreement in connection with a strategic equity investment of C$10 million, and an engagement letter and non-binding term sheet with Macquarie Bank Limited for a proposed C$300 million project finance facility, for a total proposed financing package of up to C$310 million. The proceeds would be used to partially fund the development, construction, commissioning and start-up of Fenn-Gib, together with associated working capital and project costs.

Metalla holds a 1.4% NSR royalty on Fenn-Gib South.

Mirado Mine

On October 20, 2026, Kirkland Lake Discoveries Corp. ("KLDC") reported new gold assay results including 73.86 g/t Au over 1.00 m and 36.43 g/t Au over 1.45 m at Mirado West, together with additional mineralized intersections in the Mirado North and South Zones. KLDC announced that it has commenced a minimum 25,000 m drill campaign following the C$20 million financing it completed on October 8, 2026. The drill program is intended to balance near-deposit drilling with the evaluation of new regional gold targets. The current program calls for approximately 15,000 m of drilling at Mirado and 10,000 m on regional targets. At Mirado, drilling will focus on testing continuity of high-grade structures, step-outs from the interpreted envelope and the relationship between the West, North and South Zones.

Metalla holds a 1.0% NSR royalty on the Mirado Mine.

Edwards Mine

On October 28, 2026, Alamos Gold Inc. ("Alamos") reported its third quarter 2026 results and stated that the past-producing Edwards and Cline-Pick mines remain targets for higher-grade mill feed for the expanded Magino mill within the Island Gold District, where the 2026 exploration budget is $43 million (2025: $24 million). Alamos reported 8,463 m in 16 holes drilled at Cline-Pick in the quarter (17,110 m in 31 holes year-to-date), exceeding its budgeted regional program; no Edwards-specific drilling results were reported.

Metalla holds a 1.25% NSR royalty on the Edwards Mine.

Tower Mountain

On November 3, 2026, Thunder Gold Corp. ("Thunder Gold") reported hole TM26-222 on the Bench-3738-Ellen trend, which returned 451.5 m averaging 0.456 g/t gold (including 39.0 m averaging 0.880 g/t gold and 28.5 m averaging 1.107 g/t gold), with the 14 infill holes drilled on the trend averaging approximately 5% above the model grade. Thunder Gold now expects to publish its updated Mineral Resource estimate in February 2027, rather than before year-end 2026, so that approximately 5,000 m of drilling planned for November and December 2026 can be included, with the aim of converting Inferred resources to the Indicated category.

Metalla holds a 2.0% NSR royalty on Tower Mountain.

Management's Discussion and Analysis Page 15

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters to September 30, 2026:

	Three months ended
	September 30,	June 30,	March 31,	December 31,
	2026	2026	2026	2025
Revenue from royalty and stream interests	$4,940	$5,224	$3,064	$3,323
Net income (loss)	1,553	1,223	111	(2,403)
Earnings (loss) per share - basic and diluted	0.02	0.01	0.001	(0.03)
Weighted average shares outstanding – basic	93,709,073	93,450,558	93,212,062	92,631,004
Weighted average shares outstanding – diluted	95,967,838	95,874,789	95,671,170	92,631,004

	Three months ended
	September 30,	June 30,	March 31,	December 31,
	2025	2025	2025	2024
Revenue from royalty and stream interests	$4,000	$2,695	$1,721	$2,130
Net income (loss)	629	(1,736)	(731)	(1,084)
Earnings (loss) per share - basic and diluted	0.01	(0.02)	(0.01)	(0.01)
Weighted average shares outstanding – basic	92,543,216	92,521,443	92,341,558	91,850,425
Weighted average shares outstanding – diluted	94,680,847	92,521,443	92,341,558	91,850,425

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines operated by royalty and streaming partners, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company's quarterly results are discussed below:

  For the three months ended September 30, 2026 and June 30, 2026, net income increased compared to the prior periods primarily due to higher revenue from Endeavor as it continued to ramp up operations, Wharf which worked towards returning to normal operations following the crusher fire in 2025 and the addition of revenue from AK, Côté-Gosselin, and La Parrilla.
  For the three months ended March 31, 2026, net income increased compared to the prior period primarily due to lower general and administrative expenses which are typically the highest in the fourth quarter of the fiscal year.
  For the three months ended December 31, 2025, revenue decreased compared to the prior period primarily as a result of lower revenue from Endeavor, due to a safety incident and a temporary suspension of operations. Net loss increased compared to the prior period due to a decrease in revenue and higher general and administrative expenses, which are typically higher for the fourth quarter of the fiscal year.
  For the three months ended September 30, 2025, revenue increased compared to the prior period primarily due to the commencement of payments from Endeavor. Net income increased compared to the prior period primarily due to the increase in revenue and not incurring the one-time charges in the prior period related to the retirement of the convertible loan facility.
  For the three months ended June 30, 2025, revenue increased compared to the prior period primarily due to increases from Tocantinzinho, Wharf, and Aranzazu. Net loss increased primarily due to the loss on extinguishment of the convertible loan facility of $0.7 million and $0.5 million in foreign exchange losses upon extinguishment of the C$ denominated convertible loan facility, offset partially by the increase in revenue.
  For the three months ended March 31, 2025, revenue decreased compared to the prior period primarily due to lower amounts from Wharf and Tocantinzinho. Net loss decreased due to lower general and administrative expenses, and lower share-based payments compared to the prior period, offset partially by lower revenues and foreign exchange gains compared to the prior period.
  For the three months ended December 31, 2024, revenue increased compared to the prior period primarily due to the increase in revenue from Tocantinzinho as it ramped up to full production in the period.

Management's Discussion and Analysis Page 16

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

RESULTS OF OPERATIONS

Three Months Ended September 30, 2026

The Company earned net income of $1.6 million for the three months ended September 30, 2026 ("Q3 2026"), compared with net income of $0.6 million for the three months ended September 30, 2025 ("Q3 2025").

Significant items impacting the change in net income included the following:

  an increase in revenue from $4.0 million in Q3 2025 to $4.9 million in Q3 2026, primarily due to increases in revenue earned in the current period primarily from Amalgamated Kirkland, Côté-Gosselin, and La Parrilla which were not generating revenue in the comparative period;
  an increase in general and administrative expenses from $1.1 million in Q3 2025 to $1.6 million in Q3 2026, primarily due to higher corporate administration costs and professional fees;
  an increase in share-based payments from $0.8 million in Q3 2025 to $1.2 million in Q3 2026, driven primarily by higher fair values for share-based payments granted in prior periods which are being expensed to the statement of income;
  an increase in other income (expense) from an expense of less than $0.1 million in Q3 2025 to income of $0.8 million in Q3 2026, primarily related to interest income of $0.1 million, fair value adjustments on marketable securities of $0.1 million, and reversal of a payable of $0.6 million related to the exercise of a right of first refusal on a historic royalty acquisition; and
  an increase in tax expense from $0.4 million in Q3 2025 to $0.5 million in Q3 2026, primarily related to higher revenues earned in the current period.

Nine Months Ended September 30, 2026

The Company earned net income of $2.9 million for the nine months ended September 30, 2026 ("Q3 2026 YTD"), compared with a net loss of $1.8 million for the nine months ended September 30, 2025 ("Q3 2025 YTD").

Significant items impacting the change in net income included the following:

  an increase in revenue from $8.4 million in Q3 2025 YTD to $13.2 million in Q3 2026 YTD, primarily due to increases in revenue earned in the current period from all revenue generating properties compared to the comparative period, as well as the addition of Amalgamated Kirkland, Côté-Gosselin, and La Parrilla which were not generating revenue in the comparative period;
  an increase in general and administrative expenses from $3.1 million in Q3 2025 YTD to $4.5 million in Q3 2026 YTD, primarily due to higher corporate administration costs and professional fees;
  an increase in share-based payments from $2.2 million in Q3 2025 YTD to $2.9 million in Q3 2026 YTD, driven primarily by higher fair values for share-based payments granted in prior periods which are being expensed to the statement of income;
  a decrease in loss on extinguishment of convertible loan facility from $0.7 million in Q3 2025 YTD to $Nil in Q3 2026 YTD;
  an increase in other income (expense) from an expense of $0.2 million in Q3 2025 YTD to income of $1.1 million in Q3 2026 YTD, primarily related to interest income of $0.3 million, fair value adjustments on marketable securities of $0.3 million, and reversal of a payable of $0.6 million related to the exercise of a right of first refusal on a historic royalty acquisition; and
  an increase in tax expense from $0.5 million in Q3 2025 YTD to $1.5 million in Q3 2026 YTD, primarily related to higher revenues earned in the current period.

Management's Discussion and Analysis Page 17

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

LIQUIDITY AND CAPITAL RESOURCES

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern. The Company's cash balance as at September 30, 2026, was $13.5 million (December 31, 2025 - $9.8 million) and its working capital was $17.0 million (December 31, 2025 - $9.0 million). The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it will have access to sufficient resources to undertake its current business plan for at least the next twelve months. In order to meet its capital requirements, the Company's primary sources of cash flows are expected to be from the Tocantinzinho, Aranzazu, Wharf and Endeavor royalties, and drawdowns under the RCF. The Company may also raise funds by entering into new debt agreements, selling non-core assets, or issuance of shares through public and/or private placements.

During the nine months ended September 30, 2026, cash increased by $3.7 million. The increase was due to cash provided by operating activities of $4.7 million, cash used in investing activities of $1.5 million, and cash provided by financing activities of $0.5 million. Exchange rate changes had an impact on cash of $0.1 million.

Revolving Credit Facility

On June 24, 2025, Metalla entered into a definitive agreement with BMO and NBF for a revolving credit facility of $40.0 million (the "RCF"), with an accordion feature for an additional $35.0 million of availability (the "Accordion"), subject to certain conditions, to increase the facility to $75.0 million. BMO is the administrative agent of the RCF, and BMO and NBF are co-lead arrangers and joint bookrunners. Upon close, the Company drew down $13.1 million from the RCF and incurred transaction costs of $1.1 million which will be amortized over the term of the loan.

The RCF will be available to finance acquisitions and investments, and for general corporate purposes. The RCF has a maturity date of June 24, 2028, which is extendable annually for one year on the mutual agreement of Metalla, BMO, and NBF. Drawdowns under the RCF can either be USD base rate advances which will bear an interest rate equal to a base rate plus applicable margin, or can be term benchmark advances which will bear an interest rate equal to the Secured Overnight Financing Rate ("SOFR") plus a credit spread adjustment of 0.10%, plus an applicable margin of 2.50% to 3.50% per annum depending on the Company's net leverage ratio. The undrawn portion of the RCF is subject to a standby fee of 0.56% to 0.79% per annum depending on the Company's net leverage ratio.

The RCF is subject to standard conditions and covenants which include a net leverage ratio, an interest coverage ratio, and a minimum liquidity amount. The Company was in compliance with all financial covenants as at the last day of the quarter ended September 30, 2026. The RCF is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries.

As at September 30, 2026, the amount drawn on the RCF was $13.1 million, the availability under the RCF was $26.9 million, and the transaction costs, net of accumulated amortization were $0.7 million.

Cash Flows from Operating Activities

During the nine months ended September 30, 2026, cash provided by operating activities was $4.7 million and was primarily the result of net income of $2.9 million, increased by $6.7 million for items not affecting cash, and partially offset by income taxes paid of $0.9 million and a $3.9 million decrease in non-cash working capital items. During the nine months ended September 30, 2025, cash provided by operating activities was $3.3 million and was primarily the result of a net loss of $1.8 million, offset by $7.1 million for items not affecting cash, income taxes paid of $0.2 million, and a $1.8 million decrease in non-cash working capital items.

Management's Discussion and Analysis Page 18

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Cash Flows from Investing Activities

During the nine months ended September 30, 2026, cash used by the Company's investing activities was $1.5 million and was primarily related to payments in the period to settle acquisition payables partially offset from payments of dividends from Silverback. During the nine months ended September 30, 2025, cash provided by the Company's investing activities was $0.2 million and was primarily related to payments of dividends from Silverback.

Cash Flows from Financing Activities

During the nine months ended September 30, 2026, cash provided by the Company's financing activities was $0.5 million, and was primarily related to proceeds from the exercise of stock options of $1.3 million partially offset by interest payments of $0.7 million and finance charges of $0.1 million. During the nine months ended September 30, 2025, cash used in the Company's financing activities was $2.1 million, and was primarily related to draw downs from the RCF of $13.1 million offset by repayment of the retired convertible debt facility of $11.9 million, and payment of interest of $1.5 million and finance charges of $1.8 million.

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  94,232,334 Common Shares issued and outstanding;
  1,835,157 stock options outstanding with a weighted average exercise price of C$5.78; and
  1,188,860 unvested restricted share units.

Dividends

The Company's long-term goal is to pay out dividends with a target rate of up to 50% of the annualized operating cash flow of the Company. The timing and amount of the payment of a dividend is determined by the Board of Directors by taking into account many factors, including (but not limited to), an increase and stabilization in operating cash flows, and the potential capital requirements related to acquisitions. Going forward, the Board of Directors of the Company will continually assess the Company's business requirements and projected cash flows to make a determination on whether to pay dividends in respect of a particular quarter during its financial year.

Requirement for Additional Financing

Management believes that the Company's current operational requirements and capital investments can be funded from existing cash, cash generated from operations, and funds available under the RCF. If future circumstances dictate an increased cash requirement and the Company elects not to delay, limit, or eliminate some of its plans, the Company may raise additional funds through debt financing, the sale of non-core assets, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings, and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

Management's Discussion and Analysis Page 19

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes Brett Heath, the Chief Executive Officer, Jason Cho, the President, and Saurabh Handa, the Chief Financial Officer) for services rendered and compensation for members of the Board of Directors (which includes Lawrence Roulston, Alexander Molyneux, James Beeby, Amanda Johnston, Chris Beer, and Sandeep Singh in their capacity as directors of the Company).

The aggregate value of transactions relating to key management were as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2026	2025	2026	2025
Salaries and fees	$370	$345	$1,088	$1,006
Share-based payments	1,037	642	2,652	1,775
Total related party expenses	$1,407	$987	$3,740	$2,781

As at September 30, 2026, the Company had $Nil due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at September 30, 2026, the Company had $Nil due from directors and management.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

COMMITMENTS

Contractual Commitments

As at September 30, 2026, the Company had the following contractual commitments, including interest:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$1,977	$-	$-	$1,977
Loans payable(1)	809	14,046	-	14,855
Payments related to acquisition of royalties(2)(3)	1,777	-	-	1,777
Lease liabilities	70	144	517	731
Total commitments	$4,633	$14,190	$517	$19,340

(1) Payments required to be made on the RCF based on the closing balance, applicable interest rate, and availability under the RCF as at September 30, 2026.

(2) Payment required for the acquisition of the royalty on the Lama project of $1.25 million in cash in January 2027.

(3) Payment of $0.5 million (C$0.75 million) in cash required for a milestone payment under the Hoyle Pond Extension property.

Management's Discussion and Analysis Page 20

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Contingent Commitments

In addition to the contractual commitments above, the Company could in the future have commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that had not been met as of September 30, 2026.

As at September 30, 2026, the Company had the following contingent commitments:

  the Company is obligated to make potential payments in connection with its acquisition of its royalty on the Gurupi project of $7.0 million payable in Common Shares upon receipt of all project licenses, the lifting or extinguishment of the injunction imposed on the Gurupi project with no pending appeals and, if necessary, the completion of any and all community relocations, and $4.0 million in cash upon the achievement of commercial production at the project;
  the Company is obligated to make potential payments in connection with its acquisition of its royalty on the NuevaUnión copper-gold project of $2.0 million in cash and $2.0 million in Common Shares upon achievement of commercial production at the La Fortuna deposit in Chile; and
  the Company is obligated to make potential payments in connection with its acquisition of its royalty on Vizcachitas of $4.5 million payable in Common Shares upon the first to occur of: (i) Los Andes Copper or its successors or assignee makes a fully-financed construction decision on the Vizcachitas project; (ii) Los Andes Copper or its successor or assignee enters into an earn-in transaction with respect to the Vizcachitas project or for Los Andes Copper itself, with a third party, for a minimum interest of 51%; or (iii) Los Andes Copper or its successor or assignee sells the Vizcachitas project or Los Andes Copper to an arm's length third party.

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	September 30,	December 31,
	2026	2025
Financial assets
Amortized cost:
Cash and cash equivalents	$13,450	$9,794
Royalty and stream receivables	5,666	4,312
Other receivables	817	67
Fair value through profit or loss:
Marketable securities	532	260
Total financial assets	$20,465	$14,433

Financial liabilities
Amortized cost:
Trade and other payables	$1,977	$3,966
Revolving credit facility	12,435	12,176
Acquisition payables	1,777	2,446
Total financial liabilities	$16,189	$18,588

Management's Discussion and Analysis Page 21

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk, liquidity risk, and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

There were no transfers between the levels of the fair value hierarchy during the nine months ended September 30, 2026, and the year ended December 31, 2025.

Cash and cash equivalents, accounts receivables (royalty and stream receivables, and other receivables), accounts payable (trade and other payables) and acquisition payables, are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments.

The RCF is also carried at amortized cost. The fair value of the RCF is a Level 2 fair value measurement because its applicable interest rate includes an adjustment based on the Company's net leverage ratio and a credit spread. As at September 30, 2026, the fair value of the RCF was $11.6 million (December 31, 2025 - $11.4 million).

Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy. Marketable securities are included in prepaid expenses and other on the Company's statement of financial position.

Credit Risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include goods and service tax refunds due from the Canadian federal government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not significantly changed from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty and stream interests, its cash on-hand, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 5 of the Company's condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2026. All current liabilities are settled within one year.

Management's Discussion and Analysis Page 22

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at September 30, 2026, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, and Mexican peso would result in an increase/decrease in the Company's pre-tax income of less than $0.1 million.

Interest Rate Risk

Interest rate risk is the risk that the fair value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The only financial instrument that is subject to interest rate risk is the RCF, which bears a variable interest rate when drawn. The undrawn portion of the RCF is subject to standby charges. There is no significant impact on the Company's pre-tax income with a 1% increase or decrease in the interest rate charged on the RCF as at September 30, 2026.

Commodity Price Risk

The Company's royalties, streams, and other interests are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, copper, and silver are the primary drivers of the Company's profitability and ability to generate free cash flow. All of the Company's future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

NON-IFRS FINANCIAL MEASURES

The Company has included, in this document, certain performance measures, including (a) attributable GEOs, (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, and (e) Adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Attributable Gold Equivalent Ounces (GEOs)

Attributable GEOs are composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period.

The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Average Cash Cost Per Attributable GEO

Average cash cost per attributable GEO is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Management's Discussion and Analysis Page 23

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The Company's average cash cost per attributable GEO was:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2026	2025	2026	2025
Cost of sales for NLGM(1)	$-	$9	$21	$23
Total cash cost of sales	-	9	21	23
Total attributable GEOs	1,134	1,155	2,967	2,623
Average cash cost per attributable GEO	$-	$8	$7	$9

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback. The Company received its last contractually obligated revenue from NLGM in the second quarter of 2026 and the stream has expired as at the date of this MD&A.

Average Realized Price and Operating Cash Margin Per attributable GEO

Average realized price per attributable GEO is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs.

The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

The Company's average realized price and operating cash margin per attributable GEO were:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2026	2025	2026	2025
Royalty revenue (excluding fixed royalty payments)	$4,838	$3,898	$13,124	$8,311
Revenue from NLGM(1)	-	88	212	231
Sales from stream and royalty interests	4,838	3,986	13,336	8,542
Total attributable GEOs sold	1,134	1,155	2,967	2,623
Average realized price per attributable GEO	$4,266	$3,451	$4,495	$3,257

Operating cash margin per attributable GEO(2)	$4,266	$3,443	$4,488	$3,248

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback. The Company received its last contractually obligated revenue from NLGM in the second quarter of 2026 and the stream has expired as at the date of this MD&A.

(2) Operating cash margin per attributable GEO is calculated by subtracting from the average realized price per attributable GEO, the average cash cost per attributable GEO.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, depreciation, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS.

Management's Discussion and Analysis Page 24

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The Company's Adjusted EBITDA was:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2026	2025	2026	2025
Net income (loss)	$1,553	$629	$2,887	$(1,838)
Adjusted for:
Interest expense	314	359	964	1,261
Finance charges	38	38	145	199
Income tax provision	546	374	1,452	532
Loss on extinguishment of convertible loan facility	-	-	-	738
Depletion and depreciation	574	656	1,422	1,711
Foreign exchange loss	36	78	114	491
Share-based payments (1)	1,152	768	2,942	2,159
Non-recurring items	(582)	-	(582)	-
Adjusted EBITDA	$3,631	$2,902	$9,344	$5,253

(1) Includes stock options and restricted share units.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's material accounting policies and estimates are disclosed in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2025.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting ("ICFR") and Disclosure Controls and Procedures ("DCP"), as those terms are defined in NI 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the Company.

The Company's ICFR and DCP may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

There have been no changes in the Company's ICFR during the three months ended September 30, 2026, which have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Under the supervision and with the participation of management, including the CEO and CFO, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Discussion and Analysis Page 25

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

RISK FACTORS

The Company's ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties. For a full discussion on the risk factors affecting the Company, please refer to the Company's Annual Information Form dated March 25, 2026, which is available on SEDAR+ at www.sedarplus.ca and in the Company's Form 40-F filed with the SEC and available on EDGAR at www.sec.gov.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a Qualified Person as defined in NI 43-101.

TECHNICAL AND THIRD-PARTY INFORMATION

Metalla has limited, if any, information on or access to the properties on which Metalla (or any of its subsidiaries) holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this MD&A, including any references to Mineral Resources or Mineral Reserves, was prepared in accordance with Canadian NI 43-101, which differs from the requirements of the SEC applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Management's Discussion and Analysis Page 26

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not intend to and does not assume any obligation to update forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements in this MD&A include, but are not limited to, statements regarding:

  future events or future performance of Metalla;
  the completion of the Company's royalty purchase transactions;
  the Company's plans and objectives;
  the Company's future financial and operational performance;
  expectations regarding stream and royalty interests owned by the Company;
  the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla;
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla;
  the future availability of funds, including drawdowns pursuant to the RCF;
  the effective interest rate of drawdowns under the RCF and the life expectancy thereof;
  the amounts that Metalla has to pay under the RCF;
  the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof;
  production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest;
  future disclosure by property owners and the expected timing thereof;
  the completion by property owners of announced capital expenditure programs;
  the Company undertaking any offering of securities under its base shelf prospectus and corresponding registration statement;
  the 2026 drilling program at Tocantinzinho and the potential for mineral resource conversion or additions;
  the expected 2026 production guidance at Tocantinzinho and the achievement of the midpoint thereof;
  the expected 2026 production guidance at Wharf;
  the receipt by Coeur of insurance proceeds and the timing thereof;
  the expected December quarter production at Endeavor, the development of the Upper Main Lode, the release of an updated Ore Reserve and the timing thereof, and the proposed financing facility for Endeavor;
  the drilling program at La Guitarra, the commissioning of the new ball mill, and the achievement of the Phase II throughput target and the timing thereof;
  the continued ramp-up of milling of ore from the AK deposit;
  the release of an updated Côté mine plan and MRE incorporating the consolidated Côté and Gosselin Mineral Resources, the subsequent technical report, and the timing thereof;
  the expected expansion of Mineral Reserves and life of mine at Côté, the near-term throughput increase, and the installation of a third Vertimill and the timing thereof;
  the evaluation of a larger-scale plant expansion at Côté;
  the expected 2026 attributable production at Côté;
  the 2026 infill drilling program at Côté and exploration program at Gosselin;
  the periodic nature, amount and timing of cash flows from the Côté-Gosselin royalty;
  the review of the ESIA for Taca Taca, and the expected timing for approval thereof;

Management's Discussion and Analysis Page 27

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  the receipt of water-use concessions for Taca Taca;
  the submission of an application for the RIGI regime for Taca Taca and the timing thereof;
  the construction of Copper World, the expected construction period, initial growth capital and the timing of first production;
  the expected production and mine life under the base case and extension case at Copper World;
  the receipt of federal permits for the extension case at Copper World;
  the potential to extend the Indicated Resources at La Parrilla;
  Silver Storm's intended use of proceeds from its private placement;
  the continued increase of sulphide circuit processing rates with the goal to ramp up towards nameplate capacity of 1,250 tonnes per day at La Parrilla;
  the receipt of initial cash flows from La Parrilla and the timing thereof;
  the planned mill upgrade at Fosterville and the timing thereof, and the planned fourth quarter shutdown;
  the potential underground satellite operation and the planned mining rate at Wasamac;
  the expected milling of Wasamac ore at Canadian Malartic mill;
  the expected gold production at Wasamac and the timing thereof;
  the studies to complete the Environmental and Social Impact Assessment for Wasamac;
  the expected impact of the Barnat rock mass movement on Canadian Malartic satellite plan;
  the advancement of engineering and optimization studies for the Castle Mountain expansion;
  the release of a feasibility study for Castle Mountain and the timing thereof;
  the investment decision about Castle Mountain and the timing thereof;
  the receipt of required permits for Castle Mountain and the timing thereof;
  the release of an updated MRE and a pre-feasibility study for Joaquin, the completion of a definitive feasibility study and RIGI inclusion for Joaquin, the planned 2026-27 drilling program, and the timing thereof;
  Unico's intended use of proceeds from its placement to fund Joaquin;
  the section 16 determination for 15-Mile and the timing thereof;
  the completion of the feasibility study and Environmental Assessment submission for 15-Mile, and the anticipated investment decision, and the timing thereof;
  the planned drilling program at Garrison for the remainder of 2026 and an updated Tower MRE;
  the extension and expansion plans at Garrison;
  the exploration potential of the southeastern extension of the San Marcial system at Plomosas;
  the ongoing drilling program at Plomosas and the release of an updated Mineral Resource estimate for San Marcial and the timing thereof;
  the release of an updated Mineral Resource Estimate and Preliminary Economic Assessment for Gurupi and the timing thereof;
  the 2026 exploration program at Gurupi;
  the closing of the acquisition of San Martin by Flextronics Supply and Service, and the timing thereof, including receipt of Mexican antitrust approval;
  the planned drilling campaign at Big Springs and the potential expansion of the existing mine plan;
  the Preliminary Economic Assessment for Esperanza;
  the financing efforts and final investment decision for Dumont;
  the resolution of the appeal relating to the drilling environmental license for Vizcachitas and the timing thereof;
  the financing required to commence feasibility work at Vizcachitas;
  the completion of the Teck and Anglo American plc merger;
  the release of an updated Mineral Resource estimate for Tower Mountain and the timing thereof; the permitting, financing and construction decision for Fenn-Gib and the timing thereof; and the drill campaign at Mirado;
  the drill program at the Island Gold district including the Edwards mine, its budget and objective thereof;
  the amount and timing of the attributable GEOs expected by the Company in 2026, and the factors that will affect the same;
  the expected cash flows from the Wharf, Tocantinzinho, Aranzazu, Endeavor, La Encantada, La Guitarra, Amalgamated Kirkland ,Côté-Gosselin, and La Parrilla royalties;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;
  the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which Metalla has or proposes to acquire an interest;

Management's Discussion and Analysis Page 28

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  future gold, silver and copper prices;
  other potential developments relating to, or achievements by, the counterparties for the Company's stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;
  costs and other financial or economic measures;
  prospective transactions;
  growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future public and/or private placements of equity, debt or hybrids thereof; and
  the Company's ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and assumptions and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation:

  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of streams and royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;
  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that some royalty and stream interests are subject to rights of other interest-holders;
  that Metalla's royalties and streams may have unknown defects;
  risks related to Metalla's two material assets, the Côté property and the Taca Taca property;
  risks related to general business and economic conditions;
  risks related to global financial conditions;
  risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine;
  risks related to epidemics, pandemics or other public health crises, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  that Metalla is dependent on its key personnel;
  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
  competition among mineral royalty companies and other participants in the global mining industry;
  that project operators may not respect contractual obligations;
  that Metalla's royalties and streams may be unenforceable;
  risks related to potential conflicts of interest of Metalla's directors and officers;
  that Metalla may not be able to obtain adequate financing in the future;
  risks related to Metalla's current credit facility and financing agreements;
  that Metalla may be subject to litigation, claims, actions, regulatory or governmental investigations, audits and other proceedings in the ordinary course of business;

Management's Discussion and Analysis Page 29

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  changes in tax laws impacting Metalla;
  risks related to anti-bribery and anti-corruption laws;
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change; environmental risks;
  that the exploration and development activities related to mine operations are subject to extensive laws and regulations;
  that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves;
  that operators' mining operations are subject to risks that may not be insured against;
  risks related to land title;
  risks related to international operations;
  risks related to operating in countries with developing economies;
  risks related to the construction, development and expansion of mines or projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market;
  that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with the RCF;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla;
  risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and
  other factors identified and as described in more detail under the heading "Risk Factors" contained in this MD&A, and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedarplus.ca and the SEC at www.sec.gov.

Although Metalla has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Management's Discussion and Analysis Page 30

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

This MD&A contains future-oriented information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management's Discussion and Analysis Page 31